BEFUT International Co., Ltd.
27th Floor, Liangjiu International Tower
No. 5, Heyi Street, Xigang District
Dalian City, China 116011

June 2, 2011

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BEFUT International Co., Ltd.
Form 10-K for the fiscal year ended June 30, 2010
File No. 0-51336

Dear Mr. Decker:

BEFUT International Co., Ltd., a Nevada corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 4, 2011 to Mr. Hongbo Cao, Chief Executive Officer of the Company, with respect to the Form 10-K for the Year Ended June 30, 2010 (the “2010 10-K”) filed with the Commission on September 28, 2010.   The texts of the Staff’s comments are set forth in italics below, followed by the response of the Company.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the 2010 10-K.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements

General

1.
We note your response to comment nine from our letter dated March 24, 2011. Please revise your statements of income (loss) for the year ended June 30, 2009 to present costs related to the reverse merger within operating expenses. Alternatively, please tell us the relevant accounting literature you relied upon to support your presentation outside of income from operations. Please also tell us the nature of the other income (expenses) reflected in your consolidated financial statements for 2010 and 2009. Address our above concerns regarding the classification of your merger costs as it relates to your consolidated financial statements as well.

Response:        In response to the Staff’s comment, the Company intends to revise its statement of income (loss) for the year ended June 30, 2009 to present costs related to the reverse merger within operating expenses.  Such costs include legal fees and other expenses incurred in connection with the acquisition of BEFUT International Co., Ltd when it was a shell company.  The Company proposes to revise  its statement of income (loss) for the year ended June 30, 2009 as follows:

BEFUT INTERNATIONAL CO., LTD.
(Parent Company Only)
Statements of Income (Loss)

	For the Years Ended June 30,
	2010	2009

Sales	$-	$-

Cost of sales	-	-

Gross profit	-	-

Operating expenses
General and administrative expenses	307,668	538,192
Total operating expenses	307,668	538,192

Income before provision for income taxes	(307,668)	(538,192)

Provision for income taxes	-	-

Net income	$(307,668)	$(538,192)

2.
As a related matter, it is unclear why your parent only financial statements do not include your investments in all your subsidiaries accounted for under the equity method such as BEFUT Nevada, BEFUT HongKong and WFOE. Please advise or revise your parent only financial statements accordingly.

Response:       The parent company only financial statements do not include investment in subsidiaries because in each of our reverse mergers, there was no equity investment in the relevant subsidiary.  This is further explained below.

On March 13, 2009, BEFUT International Co., Ltd. (“BEFUT International”) obtained control over Befut Nevada through a share exchange with Befut Nevada’s shareholders, which was accounted for as a reverse acquisition, and pursuant to which Befut Nevada became a direct wholly-owned subsidiary of BEFUT International.  The reverse acquisition was treated as a capital transaction rather than as a business combination and was considered an acquisition of net assets recorded at cost in exchange for the issuance of equity securities.  Thus, there was no  equity investment between BEFUT International and Befut Nevada. After the reverse acquisition, Befut Nevada (the accounting acquirer) assumed the reporting obligations for BEFUT International (the accounting acquiree) and the financial statements of Befut Nevada were presented with an amended statement of stockholders’ equity to reflect the effect of the reverse acquisition based on the ratio of the share exchange (similar to a stock split).  BEFUT International became the parent company after the reverse acquisition with financial statements of both BEFUT International and Befut Nevada.

Similarly, on February 9, 2009, Befut Nevada obtained control over Befut Hongkong through a share exchange with Befut Hongkong’s shareholders, which was accounted for as a reverse acquisition.  Therefore, there was no equity investment between Befut Nevada and Befut Hongkong.  As a result of the reverse acquisitions described above, the presentation of the parent company only financial statements does not include any investments in subsidiaries.

With respect to Befut Electric (Dalian), Co., Ltd. (“WFOE”),  Befut Hongkong invested 100% of the registered capital on February 13, 2009 to form WFOE.  As such, a presentation of the standalone financial statements of Befut Hongkong would show the equity investment in WFOE.  However, for the reasons stated above, the investment in WFOE would not be included in the parent company only financial statements.

3.	Please confirm that your parent only financial statements will be audited. Please refer to Rule 5-04(c) of Regulation S-X.

Response:       The Company confirms that its parent company only financial statements for the fiscal years ended June 30, 2009 and 2010 were audited.  In response to the Staff’s comment, the Company proposes to  include the parent company only financial statements, as presented in the Company’s response to comment nine of the Staff’s letter dated March 24, 2011, in a footnote to its audited consolidated financial statements to an amended 2010 10-K on Form 10-K/A.

Consolidated Statements of Operations and Other Comprehensive Income, page F-3

4.
We note your response to comment 10 from our letter dated March 24, 2011. It is unclear if the amounts of ($110,640) for fiscal 2010 and ($10,708) for fiscal 2009 represent comprehensive losses attributable to noncontrolling interest or comprehensive income. Please either revise to remove the parentheses from around the numbers or revise the title of this line item to indicate that the amounts presented are intended to represent comprehensive losses.

Response:       In response to Staff’s comment, the Company proposes to revise its Statement of Consolidated Comprehensive Income for the years ended June 30, 2010 and 2009 to revise the title of the line item to indicate that ($110,640) and ($10,708) represent comprehensive losses.  The Company proposes to revise its Statement of Consolidated Comprehensive Income as follows:

	For the Years Ended June 30,
	2010	2009

Net income	4,396,644	2,247,118

Other comprehensive income
Foreign currency translation adjustment	214,802	143,624

Comprehensive income	$4,611,446	$2,390,742

Less: comprehensive loss attributable to noncontrolling interest	(110,640)	(10,708)

Comprehensive income attributable to BEFUT	$4,722,086	$2,401,450

Consolidated Statements of Stockholders' Equity, page F-4

5.
We note your response to prior comment 11 from our letter dated March 24, 2011. Tell us the nature of the costs incurred by Messrs. Li and Cao to acquire the patents such that they represent historical cost.

Response:        Messrs. Li and Cao acquired the patents from an unaffiliated third party.  The cost of the acquisition included legal fees, consulting fees, costs for materials, labor and overhead, and administrative expenses.

Consolidated Statements of Cash Flows, page F-5

6.
We note your response to comment 12 from our letter dated March 24, 2011. We are unable to agree that the errors identified in comments 29 and 32 from our letter dated February 10, 2011 do not have a quantitative impact on the reported amounts. In your March 11, 2011 response letter, you demonstrated that if your cash flow statement were revised to correct the errors, net cash provided by operating activities for the year ended June 30, 2009 would have decreased from the inflows of $2.5 million report to an outflow of nearly $1 million. Your revised cash flow statement reflecting the error corrections also demonstrates that there would have been significant changes in cash and cash equivalents as of June 30, 2010 and per your cash flow statement due to the removal of restricted cash from these amounts.  Furthermore, as a result of the errors identified, you indicated in your March 11, 2011 response letter that the net increase in cash and cash equivalents for the year ended June 30, was $1.1 million instead of the $1.7 million previously reported, a difference of 35%.  We believe that a reasonable person could consider such substantial differences to be important. We believe that your financial statements for the years ended June 30, 2010  and 2009 should be restated to reflect the correction of all errors identified.

Response:       In response to the Staff’s comment, the Company will restate its Consolidated Statements of Cash Flows for the years ended June 30, 2010 and 2009 to correct the errors identified in comments 29 and 32 from the Staff’s letter dated February 10, 2011, and any other errors identified during the comment process.  The Company intends file such restated financials in an amended 2010 10-K on Form 10-K/A promptly after the Staff has confirmed that it has no further comments to the 2010 10-K.

7.
As a related matter, when you file your amended Form 10-K to correct these errors (and any other errors identified during the comment process, for example, those identified in your response to comments 9 and 18 from our letter dated March 24, 2011), please ensure that your Form 10-K/A addresses the following:

•	Provide the financial statement disclosures required by ASC 250-10-50, as well as a clear description of each individual error that was detected and subsequently corrected;

Response:       In response to the Staff’s comment, the Company will provide the financial statement disclosures required by ASC 250-10-50, and a clear description of each individual error that was detected and subsequently corrected.

•	Label the relevant columns in your restated financial statements as "restated";

Response:       In response to the Staff’s comment, the Company will label the relevant columns in its restated financial statements as “restated”.

•	Ensure that your auditor's opinion includes an explanatory paragraph making reference to the restatement; and

Response:       In response to the Staff’s comment, the Company will ensure that the opinion from its independent auditor will include an explanatory paragraph that makes reference to the restatement of the Company’s financial statements.

•
Consider whether the circumstances which led to the restatement caused you to reevaluate your previous assessments regarding the effectiveness of your disclosure controls and procedures and internal controls over financial reporting as of June 30, 2010.

Response:       In response to the Staff’s comment, the Company will revise its previous assessment of the effectiveness of the Company’s disclosure control and procedures and internal controls over financial reporting as of June 30, 2010 to reflect the deficiency in its internal controls that led to the restatement.

Please also consider the need to file an Item 4.02 Form 8-K which would include a description of the errors identified and an indication that the financial statements should no longer be relied upon until they are amended.

Response:       In response to the Staff’s comment, the Company will file a Form 8-K promptly  after the filing of this response letter with the Commission, describing the errors identified and announcing under Item 4.02 that its previously filed financial statements for the year ended June 30, 2010 should no longer be relied upon until they are amended as necessary by the Company.

Note 21 - Subsequent Events, page F-16

8.
We note your response to comment 23 from our letter dated March 24, 2011. Please show us how you will revise your future filing disclosures to disclose the carrying amount of any liabilities recognized in connection with the Guaranty with Dalian Vastitude or alternatively, disclose how you determined no liability was considered necessary.

Response:       According to ASC 460-10-25-3 (FIN-45, paragraph 9), when a guarantee is issued in a standalone arm’s length transaction with an unrelated party, the liability recognized at the inception of the guarantee should be the fair value of the consideration  received or receivable by the guarantor.  Such guidance also instructs that the amount of a liability recognized at the inception of a guarantee should be the greater of (a) the fair value of the guarantor’s obligation (the noncontingent element) or (b) the loss contingency that should be recognized under ASC 452-20-30 (formerly SFAS 5), which is the amount of future payments under the guarantee that are probable and can be reasonably estimated (the contingent element). In addition, the interpretation also provides that where the consideration for the guarantee is not separately identified it must be estimated. In this case, on July 5, 2010, Dalian Befut signed a Guaranty Agreement with Dalian Vastitude Media Group Co., Ltd. (“Dalian Vastitude”), an unrelated party, to become the guarantor with respect to a RMB 1.8 million (approximately $260,000) bank loan owed by Dalian Vastitude with a maturity date of  December 31, 2010.  Dalian Befut did not receive any  consideration from Dalian Vastitude in exchange for its guarantee.

As of the end of each of the quarterly periods subsequent to June 30, 2010, there was no indication of default under the bank loan by Dalian Vastitude. Therefore, an estimate was required to measure the fair value of the guarantee for the noncontingent element described above. In China, the current  market range on consideration payable in exchange for a guarantee is from 1% to 4% of the principal loan amount  (depending on the credit history of the company requiring the guarantee) multiplied by the term of the loan.  In the case of Dalian Vastitude, 4% was chosen to calculate the estimated fair value of the consideration, which was $5,200 ($260,000 x 4% x 6/12). Such misstatement had a 0.01% impact on total liabilities of $27,418,286 and 0.09% impact on the net income before taxes of $5,303,727 for the year ended June 30, 2010, which the Company does not believe has a material quantitative impact on the Company’s financial statements.  The Company believes that it is highly unlikely that the investment judgment of a reasonable person relying upon the Company’s financial statements would have been changed or influenced by the inclusion of such liability.  In addition, the bank loan was repaid by Dalian Vastitude on December 20, 2010.  Accordingly, the exclusion of such nominal liability from the Guaranty Agreement is not qualitatively material to the Company’s financial statements, and as a result, the Company does not consider it necessary to revise its consolidated financial statements for the quarter ended September 30, 2010.  However, in response to the Staff’s comment, the Company proposes to revise Note 21 – Subsequent Events to its consolidated financial statements for the year ended June 30, 2010 to read in its entirety as follows:

“Note 21 - Subsequent Events

On July 23, 2010, Dalian Befut acquired 60% of the equity interests of Dalian Yuansheng for $88,235 (the registered capital value of such equity interests) from Mr. Chengnian Yan. Dalian Befut also increased Dalian Yuansheng’s registered capital by RMB 5 million (approximately $735,294), thereby increasing Dalian Befut’s equity interests to 93.3%. Dalian Yuansheng is engaged in the research and development of carbon fiber composite cable and other specialty cables.

On July 5, 2010, Dalian Befut signed a Guaranty Agreement (the “Guaranty”) with Dalian Vastitude Media Group Co., Ltd. (“Dalian Vastitude”), an unrelated party, to become the guarantor with respect to a RMB 1.8 million (approximately $260,000) bank loan owed by Dalian Vastitude. The term of the bank loan is through December 31, 2010. According to the Guaranty, if  Dalian Vastitude fails to repay the principal and accrued interest by the end of the loan term, Dalian Befut is obligated under the Guaranty to make the required principal and interest payments. The maximum potential amount of future payments that Dalian Befut would be required to make under the Guaranty is RMB 1,924,254 (approximately $283,443).  There are no recourse provisions that would enable the Company to recover from third parties and no assets held as collateral by the Company or by third parties that, upon the occurrence of a triggering event or condition under the Guaranty, the Company can obtain and liquidate to recover all or a portion of any amounts paid by Dalian Befut under the Guaranty. The carrying amount of the liability recognized is based on the fair value of the consideration paid or payable in exchange for the guarantee and is estimated to be approximately $5,200.”

*                     *                      *

If the Commission has any questions or further comments with respect to the 2010 10-K, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable.  The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company’s responses) in advance of any written response of the Commission.

Very truly yours,

/s/ Hongbo Cao
Hongbo Cao
Chief Executive Officer